Exhibit 3.172

CERTIFICATE OF FORMATION OF
SPRINT (BAY AREA), LLC

I.

The name of the limited liability company is Sprint (Bay Area), LLC.

II.

The address of the registered office of the limited liability company in the State of Delaware is 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808 and the name of its registered agent at such address is Corporation Service Company.

III.

The formation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation this 7th day of November, 2008.

/s/ Timothy P. O’Grady
Timothy P. O’Grady Authorized Person